February 26, 2008

By EDGAR and by Facsimile to (202) 772-9202

Securities and Exchange Commission

100 F Street

Washington, D.C.  20549

Attention:	Millwood Hobbs
Staff Accountant
Division of Corporation Finance

Re:	Overstock.com, Inc.
SEC Comment Letter dated November 15, 2007
Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for the fiscal quarters ended September 30, 2007, June 30, 2007 and March 31, 2007
File No. 0-49799

Dear Mr. Hobbs:

We write in response to your letter dated January 4, 2008 regarding the above-referenced filings.  The following responses are numbered to correspond to the Staff’s comments.

SEC Comment — 1.  Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

See responses below.  We will provide these additional disclosures in future filings.

SEC Comment — 2. We note your revised disclosure and response to comment 2 of our letter dated November 15, 2007 regarding revenues contributed by each class of product or service. It is not clear to us why you believe disclosing 80% of your revenues in a “general merchandise” category would provide investors with an understanding of your sales mix as opposed to categories such as jewelry, home, bedding, furniture, and clothing. Please revise your proposed disclosure by identifying more product categories based on your product offerings to comply with the requirement of Item 101(c)(1)(i) of Regulation S-K.

In response to your request, we have revised our proposed disclosure to include additional product categories, grouped in “classes of similar products” as required by Regulation S-K.  We will include the following table in Part I, Item 1 of future Reports on Form 10-K:

For 2005, 2006 and 2007, the percentages of gross sales contributed by similar classes of products were as follows:

	Percentage of Sales
Category	2005	2006	2007

Home and garden(1)	41%	42%	44%
Jewelry, watches, clothing and accessories	28%	27%	25%
BMMG(2), electronics and computers	23%	23%	23%
Other	8%	8%	8%

Total	100%	100%	100%

(1) Home and garden includes home décor, bedding, bath, furniture, housewares, garden, patio and other related products.

(2) BMMG stands for “Books, Music, Movies and Games”.

SEC Comment — 3. We note your response to comment 5 of our letter dated November 15, 2007 regarding your policy for revenue recognition and SAB Topic 13:A. According to your response, you currently recognize revenue for direct revenue and fulfillment partner revenue based on the premise that risk of loss and title transfers to the customer on the date of delivery to the carrier. However, as stated in your response, in substance, risk of loss does not transfer to the customer at point of shipment, but instead transfers to the customer upon delivery and acceptance. Since assumption for risk of loss is a significant obligation during the delivery process, we are not persuaded that you should recognize revenue before the delivery process is complete. Please revise disclosure of your accounting policy accordingly to clarify that risk of loss transfers to the customer upon delivery and acceptance for all sales at which time revenue is recognized. Please revise your financial statements accordingly to reflect revenue being recognized based on delivery to the customer for all periods presented and provide the disclosures required by SFAS 154 for correction of an error.

Part I: In response to your first request, we will expand our revenue recognition disclosure to state when risk of loss transfers to the customer and when revenue is recognized in the “Critical accounting policies and estimates” section of MD&A, and in the footnotes to the financial statements, as follows:

“Revenue is recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or the service has been provided; (3) the selling price or fee revenue earned is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.  Revenue related to merchandise sales is recognized upon delivery to and acceptance by our customer.  We estimate delivery date based on transit time information provided by our shipping carriers. The delivery date is typically one to six business days from the date of shipment.”

Part II: In response to your second request, we considered the guidance in SAB 99, SAB 108 and SFAS 154. We have concluded that the effect of the error is immaterial for all periods (see our materiality analysis in the enclosed EXHIBITS A and B, and our SAB 99 analysis in the enclosed EXHIBIT C). Accordingly, we have concluded that it is appropriate to record the effect of the correction in the fourth quarter of 2007, effectively deferring all sales that were in-transit as of that date, along with the corresponding cost of sales. Note that the nature of the error is self-correcting, as amounts deferred in one period are properly recognized in the next period, rather than accumulating from period to period.

Initially, we analyzed the effect of the error compared to certain “rules of thumb” sometimes used as a starting point to assess the materiality of an error (i.e. the percentage error in net income). The result of this analysis indicated that the error represented a less than five percent change in net income for the annual periods ended 2003 through 2007 and the quarterly periods during 2006 and 2007, with the exception of the 2004 annual period (see EXHIBIT A).  The effect in 2004 is primarily due to the narrowing loss in 2004, rather than the importance of the error to a reasonable investor making an investment decision. In absolute dollar terms, the correction to 2004 revenue is only $4.3 million on a $494.6 million year (less than 1%), and the correction to net income is only $923k.

Accordingly, while such rules of thumb regarding materiality are a relevant starting point for assessing materiality, they are not by themselves determinative.  Thus, consistent with SAB 99 and SAB 108, we considered all of the relevant qualitative factors surrounding the error in determining whether the error was material.  Based on our analysis of the effect the correction would have on trends in revenue, gross profit and earnings, we have concluded that the error was not material because it would not be significant to a reasonable investor relying on the 2004 reported financial statements in making an investment decision.  As support for this conclusion, see the following tables showing revenue, gross profit and net income for the five annual periods to be presented in the 2007 10-K (2003-2007):

Table A - Revenue

	Revenue	Revenue	Diff. as a %
	as	as	of Reported	$
	Reported	Adjusted	Revenue	Difference

FY 2003 (rollover)	$238,945,000	$237,200,926	-0.73%	$(1,744,074)
FY 2004 (rollover)	$494,635,000	$490,290,699	-0.88%	$(4,344,301)
FY 2005 (rollover)	$799,316,000	$792,543,320	-0.85%	$(6,772,680)
FY 2006 (rollover)	$788,150,000	$788,598,283	0.06%	$448,283
FY 2006 (iron curtain)	$788,150,000	$775,892,860	-1.56%	$(12,257,140)
FY 2007 (rollover)	$773,843,000	$777,515,188	0.47%	$3,672,188
FY 2007 (iron curtain)	$773,843,000	$766,026,971	-1.01%	$(7,816,029)

Table B - Gross Profit

	Gross Profit	Gross Profit	Diff. as a %
	as	as	of Reported	$
	Reported	Adjusted	Gross Profit	Difference

FY 2003 (rollover)	$25,716,000	$25,527,743	-0.73%	$(188,257)
FY 2004 (rollover)	$66,239,000	$65,424,744	-1.23%	$(814,256)
FY 2005 (rollover)	$116,876,000	$116,310,466	-0.48%	$(565,534)
FY 2006 (rollover)	$94,800,000	$95,398,198	0.63%	$598,198
FY 2006 (iron curtain)	$94,800,000	$93,660,086	-1.20%	$(1,139,914)
FY 2007 (rollover)	$132,638,000	$132,566,430	-0.05%	$(71,570)
FY 2007 (iron curtain)	$132,638,000	$131,426,515	-0.91%	$(1,211,485)

Table C - Net Income

	Net Income	Net Income	Diff. as a %
	as	as	of Reported	$
	Reported	Adjusted	Net Income	Difference

FY 2003 (rollover)	$(11,810,000)	$(11,998,257)	1.59%	$(188,257)
FY 2004 (rollover)	$(4,728,000)	$(5,651,256)	19.53%	$(923,256)
FY 2005 (rollover)	$(25,103,000)	$(25,559,534)	1.82%	$(456,534)
FY 2006 (rollover)	$(101,865,000)	$(101,266,802)	-0.59%	$598,198
FY 2006 (iron curtain)	$(101,865,000)	$(103,004,914)	1.12%	$(1,139,914)
FY 2007 (rollover)	$(43,331,000)	$(43,402,570)	0.17%	$(71,570)
FY 2007 (iron curtain)	$(43,331,000)	$(44,542,485)	2.80%	$(1,211,485)

Note that the effect of the correction on revenue is less than 1% for each year, and the effect on gross profit is less than 2%. The effect on net income is also less than 2%, except for 2004. However, as is shown in Table C above, the absolute dollar value of the net loss in 2004 was much smaller than in other years (less than $5 million), which magnifies the percentage difference in net income after the correction. We conclude that the correction does not affect the overall trend in earnings, nor does it change the results enough to effect a reasonable investor’s decision.

We have concluded that the qualitative factors (discussed in our qualitative SAB 99 analysis in the enclosed EXHIBIT C) related to the proposed error correction and its impact on the 2003-2007 financial statements indicate that the proposed error correction is immaterial.  As the number of days’ sales to be deferred and the total sales dollars per day do not change significantly from period to period, we would conclude that the error does not mask a change or trend in revenue or earnings.

Based on our conclusion that the period errors are immaterial to the previously issued financial statements, we analyzed the impact of recording the full adjustment in Q4 2007, and determined that the impact is immaterial to the Q4 2007 and to the full year 2007 financial statements (i.e., using the dual method prescribed in SAB 108). The impact of the cumulative adjustment in 2007 on revenue and net income is 1.1% and 2.8%, respectively.

Additionally, we disclosed the estimated cumulative effect of the error related to the correction in our Q4 and FY 2007 earnings release and conference call on January 30, 2008. The stock price has not moved significantly since the earnings release date. Therefore, we believe that recording the cumulative adjustment in Q4 2007 would not affect a reasonable investor making an investment decision. In addition, analyst reports published subsequent to the earnings release made no mention of the cumulative adjustment or the correction. Therefore, we believe that recording the full adjustment in Q4 2007 was not an issue of concern to analysts.

We performed an analysis on the factors that are most important to management and to our investors, using specific data from 2006-2007 earnings releases, conference calls and analyst reports. This analysis has shown that as we have a history of losses (only two profitable quarters and no profitable years as a public company), management’s focus and communications have been on improving areas that support revenue and demonstrate progress towards profitability (such as revenue growth, growth in gross profits, contribution margin and EBITDA) rather than on net income.  We have concluded that the qualitative factors shown in the 2006-2007 analysis are applicable and important to investors in assessing our performance during prior periods, including 2004 (see an overview/history of the company and support for management/analyst sentiments during 2006-2007 in the enclosed EXHIBIT D).

Based on the points discussed above and our responses to the qualitative issues detailed in the SAB 99 analysis, we believe it is appropriate to record the full effect of the correction of the error in Q4 2007.

In relation to the adjustment, we will include the following disclosure within both our MD&A and notes to our financial statements:

“From our inception through the third quarter of 2007, we recorded revenue based on product ship date. In the fourth quarter of 2007, we determined that we should not have recorded revenue until the delivery date. We performed a detailed analysis of this error and the impact of recording the cumulative effect of the error in the fourth quarter of 2007, and have determined that the impact of the correction is immaterial to the fourth quarter of 2007 and to all prior periods.

As a result, in accordance with Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), we recorded the cumulative effect of this correction in the fourth quarter of 2007. This change resulted in a deferral of $7.8 million of revenue (including $2.1 million of direct revenue and $5.7 million of fulfillment partner revenue), and a decrease in cost of goods sold of $6.6 million ($1.8 million direct and $4.8 million fulfillment partner), which reduced gross profit and net income by $1.2 million (see Item 15 of Part IV, “Financial Statements” —Note 2 — “Summary of Significant Accounting Policies” — “Revenue Recognition”).  Prospectively, we will make a deferral each quarter based on estimated product delivery date.

Additionally, in the “Quarterly Financial Data” footnote in our financial statements, we will add the following note to the Q4-2007 data:

“Includes the correction of an error requiring a change in revenue recognition from ship date to estimated delivery date. This correction resulted in a deferral of $7.8 million of revenue (including $2.1 million of direct revenue and $5.7 million of fulfillment partner revenue), and a decrease in cost of goods sold of $6.6 million ($1.8 million direct and $4.8 million fulfillment partner), which reduced gross profit and net income by $1.2 million (see Item 15 of Part IV, “Financial Statements” —Note 2 — “Summary of Significant Accounting Policies” — “Revenue Recognition”).

SEC Comment — 4. We note your response to comment 6 of our letter dated November 15, 2007 regarding your basis for gross reporting of revenue from fulfillment partner sales. Please revise your disclosure to indicate that you are the primary obligor on these transactions and revenue is reported on a gross basis.

We will  revise our disclosure of fulfillment partner revenue to state the following:

“We evaluate the criteria outlined in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When we are the primary obligor in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, revenue is recorded gross. If we are not the primary obligor in the transaction and amounts earned are determined using a fixed percentage, revenue is recorded on a net basis.  Currently, the majority of both direct revenue and fulfillment partner revenue is recorded on a gross basis, as we are the primary obligor.”

See EXHIBIT E for the full revenue recognition disclosure to be included in the “Critical Accounting Policies” section of the MD&A and the footnotes to the financial statements.

*      *      *      *      *

At your request, the Company acknowledges that:

1.               The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.               The Company may not assert the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 801-947-3120.

Very truly yours,

/s/ David K. Chidester

David K. Chidester

Senior Vice President, Finance

Overstock.com, Inc.

Copies:	Ms. Donna Di Silvio
By Facsimile: (202) 772-9202
Senior Staff Accountant
Division of Corporation Finance

Mr. Michael Moran
By Facsimile: (202) 772-9202
Accounting Branch Chief
Division of Corporation Finance

Enclosures — Exhibits A through E

EXHIBIT A

Overstock.com

Analysis of Synthetic FOB error and other SUDS

December 31, 2007

	Synthetic FOB Error						Total Unadjusted Errors						Period error (rollover)			Cumulative error (iron curtain)
			Net current			Other	Net current		As originally reported		As adjusted		As a % of	As a % of
	Net change	Net change	period impact		Cumulative	Unadjusted	period impact	Cumulative	Net		Net		annual	interim		Annual
	in revenue	in COS	on P/L		P/L impact	Errors	on P/L	P/L impact	Loss	EPS	Loss	EPS	net loss	net loss	EPS	net loss
Total 2003	(1,744,074)	1,555,817	(188,257)	810,624	(358,322)		(188,257)	(358,322)	(11,810,000)	(0.73)	(11,998,257)	(0.74)	1.6%		(0.01)	NA	NA

Total 2004	(4,344,301)	3,530,045	(814,256)	810,624	(1,172,578)	(109,000)	(923,256)	(1,281,578)	(4,728,000)	(0.26)	(5,651,256)	(0.32)	19.5%		(0.05)	NA	NA

Total 2005	(6,358,320)	5,567,786	(790,534)	810,624	(1,963,112)	334,000	(456,534)	(1,738,112)	(25,103,000)	(1.29)	(25,559,534)	(1.32)	1.8%		(0.02)	NA	NA

Q1 2006	5,391,983	(4,580,288)	811,695	(606,999)	(1,151,416)	(225,000)	586,695	(1,151,416)	(15,943,000)	(0.82)	(15,356,305)	(0.79)	-0.6%	-3.7%	0.03	1.1%	(0.06)
Q2 2006	897,440	(829,642)	67,798	(153,967)	(1,083,618)		67,798	(1,083,618)	(15,772,000)	(0.78)	(15,704,202)	(0.78)	-0.1%	-0.4%	0.00	1.1%	(0.05)
Q3 2006	(538,084)	495,351	(42,732)	41,004	(1,126,350)		(42,732)	(1,126,350)	(24,536,000)	(1.19)	(24,578,732)	(1.19)	0.0%	0.2%	(0.00)	1.1%	(0.05)
Q4 2006	(3,986,254)	3,972,690	(13,564)	352,512	(1,139,914)		(13,564)	(1,139,914)	(45,614,000)	(2.16)	(45,627,564)	(2.16)	0.0%	0.0%	(0.00)	1.1%	(0.05)
Total 2006	1,765,086	(941,889)	823,198	(144,786)	(1,139,914)	(225,000)	598,198	(1,139,914)	(101,865,000)	(5.01)	(101,266,802)	(4.98)	-0.6%		0.03	1.1%	(0.06)

Q1 2007	5,086,497	(5,229,744)	(143,247)	(852,053)	(1,283,161)		(143,247)	(1,283,161)	(21,383,000)	(0.91)	(21,526,247)	(0.91)	0.3%	0.7%	(0.01)	3.0%	(0.05)
Q2 2007	(1,073,843)	901,280	(172,563)	125,842	(1,455,723)	348,000	175,437	(1,107,723)	(13,768,000)	(0.58)	(13,592,563)	(0.57)	-0.4%	-1.3%	0.01	2.6%	(0.05)
Q3 2007	593,659	(473,204)	120,455	(15,742)	(1,335,268)	(348,000)	(227,545)	(1,335,268)	(4,704,000)	(0.20)	(4,931,545)	(0.21)	0.5%	4.8%	(0.01)	3.1%	(0.06)
Q4 2007	(165,202)	288,986	123,784	46,601	(1,211,485)		123,784	(1,211,485)	(3,476,000)	(0.15)	(3,352,216)	(0.14)	-0.3%	-3.6%	0.01	2.8%	(0.05)
Total 2007	4,441,111	(4,512,682)	(71,570)	(594,942)	(1,211,485)		(71,570)	(1,211,485)	(43,331,000)	(1.83)	(43,402,570)	(1.83)	0.2%		(0.00)	2.8%	(0.05)

NA = Prior to the application of SAB 108 the Company applied the rollover method only.

EXHIBIT B

Overstock.com, Inc.

Statement of Operations as Reported vs. as Adjusted

(in thousands, except per share amounts)

	Twelve months ended December 31, 2003
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	238,945	237,201	(1,744)	-0.73%
Total cost of goods sold	213,229	211,673	(1,556)	-0.73%
Gross profit	25,716	25,528	(188)	-0.73%
Net loss	(11,810)	(11,998)	(188)	1.59%

Net loss per common share — basic and diluted	$(0.73)	$(0.74)	$(0.01)

	Twelve months ended December 31, 2004
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	494,635	490,291	(4,344)	-0.88%
Total cost of goods sold	428,396	424,866	(3,530)	-0.82%
Gross profit	66,203	65,389	(814)	-1.23%
Net loss	(4,728)	(5,651)	(923)	19.52%

Net loss per common share — basic and diluted	$(0.26)	$(0.32)	$(0.05)

	Twelve months ended December 31, 2005
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	799,316	792,543	(6,773)	-0.85%
Total cost of goods sold	682,440	676,233	(6,207)	-0.91%
Gross profit	116,876	116,311	(565)	-0.48%
Net loss	(25,103)	(25,559)	(456)	1.82%

Net loss per common share — basic and diluted	$(1.29)	$(1.32)	$(0.02)

	Three months ended March 31, 2006
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	178,044	183,251	5,207	2.92%
Total cost of goods sold	154,290	158,911	4,621	3.00%
Gross profit	23,754	24,340	586	2.47%
Net loss	(15,943)	(15,357)	586	-3.68%

Net loss per common share — basic and diluted	$(0.82)	$(0.79)	$0.03

	Three months ended June 30, 2006
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	159,192	159,809	617	0.39%
Total cost of goods sold	136,884	137,434	550	0.40%
Gross profit	22,308	22,375	67	0.30%
Net loss	(15,772)	(15,705)	67	-0.42%

Net loss per common share — basic and diluted	$(0.78)	$(0.78)	$0.00

	Six months ended June 30, 2006
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	337,236	343,060	5,824	1.73%
Total cost of goods sold	291,174	296,345	5,171	1.78%
Gross profit	46,062	46,715	653	1.42%
Net loss	(31,715)	(31,062)	653	-2.06%

Net loss per common share — basic and diluted	$(1.60)	$(1.57)	$0.03

	Three months ended September 30, 2006
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	156,885	156,024	(861)	-0.55%
Total cost of goods sold	135,520	134,701	(819)	-0.60%
Gross profit	21,365	21,323	(42)	-0.20%
Net loss	(24,536)	(24,578)	(42)	0.17%

Net loss per common share — basic and diluted	$(1.19)	$(1.19)	$(0.00)

	Nine months ended September 30, 2006
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	494,121	499,084	4,963	1.00%
Total cost of goods sold	426,694	431,046	4,352	1.02%
Gross profit	67,427	68,038	611	0.91%
Net loss	(56,251)	(55,640)	611	-1.09%

Net loss per common share — basic and diluted	$(2.80)	$(2.77)	$0.03

	Three months ended December 31, 2006
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	294,029	289,515	(4,514)	-1.54%
Total cost of goods sold	266,656	262,155	(4,501)	-1.69%
Gross profit	27,373	27,360	(13)	-0.05%
Net loss	(45,614)	(45,627)	(13)	0.03%

Net loss per common share — basic and diluted	$(2.15)	$(2.15)	$(0.00)

	Twelve months ended December 31, 2006
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	788,150	788,598	448	0.06%
Total cost of goods sold	693,350	693,200	(150)	-0.02%
Gross profit	94,800	95,398	598	0.63%
Net loss	(101,865)	(101,267)	598	-0.59%

Net loss per common share — basic and diluted	$(5.01)	$(4.98)	$0.03

	Three months ended March 31, 2007
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	157,930	162,749	4,819	3.05%
Total cost of goods sold	132,615	137,577	4,962	3.74%
Gross profit	25,315	25,172	(143)	-0.56%
Net loss	(21,383)	(21,526)	(143)	0.67%

Net loss per common share — basic and diluted	$(0.91)	$(0.92)	$(0.01)

	Three months ended June 30, 2007
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	148,967	147,651	(1,316)	-0.88%
Total cost of goods sold	122,664	121,520	(1,144)	-0.93%
Gross profit	26,303	26,131	(172)	-0.65%
Net loss	(13,768)	(13,592)	176	-1.28%

Net loss per common share — basic and diluted	$(0.58)	$(0.57)	$0.01

	Six months ended June 30, 2007
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	306,897	310,400	3,503	1.14%
Total cost of goods sold	255,279	259,097	3,818	1.50%
Gross profit	51,618	51,303	(315)	-0.61%
Net loss	(35,151)	(35,118)	33	-0.09%

Net loss per common share — basic and diluted	$(1.49)	$(1.49)	$0.00

	Three months ended September 30, 2007
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	161,930	162,265	335	0.21%
Total cost of goods sold	133,669	133,884	215	0.16%
Gross profit	28,261	28,381	120	0.42%
Net loss	(4,704)	(4,932)	(228)	4.85%

Net loss per common share — basic and diluted	$(0.20)	$(0.21)	$(0.01)

	Nine months ended September 30, 2007
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	468,827	472,665	3,838	0.82%
Total cost of goods sold	388,948	392,981	4,033	1.04%
Gross profit	79,879	79,684	(195)	-0.24%
Net loss	(39,855)	(40,050)	(195)	0.49%

Net loss per common share — basic and diluted	$(1.68)	$(1.69)	$(0.01)

	Three months ended December 31, 2007
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	305,016	304,851	(165)	-0.05%
Total cost of goods sold	255,203	254,914	(289)	-0.11%
Gross profit	49,813	49,937	124	0.25%
Net loss	(3,474)	(3,350)	124	-3.57%

Net loss per common share — basic and diluted	$(0.15)	$(0.14)	$0.01

	Twelve months ended December 31, 2007
	Pre-adjustment	Adjusted	$ Change	% Change
Total revenue	773,843	777,515	3,672	0.47%
Total cost of goods sold	641,205	644,948	3,743	0.58%
Gross profit	132,638	132,567	(71)	-0.05%
Net loss	(43,331)	(43,402)	(71)	0.16%

Net loss per common share — basic and diluted	$(1.83)	$(1.82)	$(0.00)

The following table depicts the impact of the Q4 2007 cumulative adjustment on the twelve months ended December 31, 2007 results (see preceding table).

The cumulative adjustment recorded in the following table does not include the effects of the change in recording warranty revenue from gross to net presentation as the we have applied the warranty change prospectively from Q4 2007.  All adjustments in the tables above include the effects of the change in recording warranty revenue.

	Twelve months ended December 31, 2007
	Pre-adjustment	W/ Cum AJE	$ Change	% Change
Total revenue	773,843	766,027	(7,816)	-1.01%
Total cost of goods sold	641,205	634,600	(6,605)	-1.03%
Gross profit	132,638	131,427	(1,211)	-0.91%
Net loss	(43,331)	(44,542)	(1,211)	2.80%

Net loss per common share — basic and diluted	$(1.83)	$(1.87)	$(0.05)

EXHIBIT C

SAB 99 Qualitative Response

(Note: See our quantitative analysis attached in EXHIBITS A and B)

Was the misstatement a result of an error, intentional misstatement or matter of convenience?

It was the result of an error. Prior to our internal review we believed that we had been correctly recognizing sales revenue on the date the customers’ items shipped. In establishing our policies and practices at the inception of the company, we reviewed the policies and practices of other internet retail companies, primarily Amazon.  Like other internet retail companies, our sales terms and conditions state that risk of loss passes to the customer at shipment.  Thus, we have the right to refuse to replace or reimburse product damaged in shipment (e.g., if the customer has a history of excessive claims or returns, or UPS inspects the packaging and denies the claim, etc.). However, in most cases, it is our business practice, and the business practice of other internet retailers, to replace items damaged or lost in shipment for the customer, since the retailer deals directly with the carrier. As shipments are on the retailers’ shipping accounts, it is carrier policy that the shipping account holder (i.e., the retailer) file damage claims. We have historically accounted for the estimated loss from damaged or lost shipments (net of estimated claims recovery rate with the carriers) within our existing sales return reserve.

Does the misstatement arise from an item capable of precise measurement?

No. This error is not the result of a precise measurement.  There are judgments and assumptions that flow into the estimate.  However, we assert that we have developed a reasonable and practical approach to determine an estimate of in-transit shipments and the corresponding effect on our financial statements.

Does the misstatement mask a change in earnings or other trend?

No, the misstatement does not mask a change or trend in earnings. , The misstatements have not had a material impact on reported revenue or net income, as the number of days’ sales to be deferred and the total sales dollars per day do not change significantly from period to period. Therefore, they are self-correcting in nature from one period to another as illustrated in the two charts and tables A, B and C below:

Table A - Revenue

	Revenue as Reported	Revenue as Adjusted	Diff. as a % of Reported Revenue	$ Difference

FY 2003 (rollover)	$238,945,000	$237,200,926	-0.73%	$(1,744,074)
FY 2004 (rollover)	$494,635,000	$490,290,699	-0.88%	$(4,344,301)
FY 2005 (rollover)	$799,316,000	$792,543,320	-0.85%	$(6,772,680)
FY 2006 (rollover)	$788,150,000	$788,598,283	0.06%	$448,283
FY 2006 (iron curtain)	$788,150,000	$775,892,860	-1.56%	$(12,257,140)
FY 2007 (rollover)	$773,843,000	$777,515,188	0.47%	$3,672,188
FY 2007 (iron curtain)	$773,843,000	$766,026,971	-1.01%	$(7,816,029)

Table B - Gross Profit

	Gross Profit as Reported	Gross Profit as Adjusted	Diff. as a % of Reported Gross Profit	$ Difference

FY 2003 (rollover)	$25,716,000	$25,527,743	-0.73%	$(188,257)
FY 2004 (rollover)	$66,239,000	$65,424,744	-1.23%	$(814,256)
FY 2005 (rollover)	$116,876,000	$116,310,466	-0.48%	$(565,534)
FY 2006 (rollover)	$94,800,000	$95,398,198	0.63%	$598,198
FY 2006 (iron curtain)	$94,800,000	$93,660,086	-1.20%	$(1,139,914)
FY 2007 (rollover)	$132,638,000	$132,566,430	-0.05%	$(71,570)
FY 2007 (iron curtain)	$132,638,000	$131,426,515	-0.91%	$(1,211,485)

Table C - Net Income

	Net Income as Reported	Net Income as Adjusted	Diff. as a % of Reported Net Income	$ Difference

FY 2003 (rollover)	$(11,810,000)	$(11,998,257)	1.59%	$(188,257)
FY 2004 (rollover)	$(4,728,000)	$(5,651,256)	19.53%	$(923,256)
FY 2005 (rollover)	$(25,103,000)	$(25,559,534)	1.82%	$(456,534)
FY 2006 (rollover)	$(101,865,000)	$(101,266,802)	-0.59%	$598,198
FY 2006 (iron curtain)	$(101,865,000)	$(103,004,914)	1.12%	$(1,139,914)
FY 2007 (rollover)	$(43,331,000)	$(43,402,570)	0.17%	$(71,570)
FY 2007 (iron curtain)	$(43,331,000)	$(44,542,485)	2.80%	$(1,211,485)

Does the misstatement hide a failure to meet analysts’ consensus expectations?

No. Based on the following tables the misstatement does not hide a failure to meet analysts’ mean consensus expectations.  Note that the following tables consider the rollover effect of the error based upon its self-correcting nature. The adjusted figures shown assume that all periods are correctly stated under our revised revenue recognition policy:

Revenue ($,mil)

Quarter	Mean	Actual	% Surp	AJE'd	% Surp
Dec-07	307.8	305.0	-0.90	304.85	-0.96
Sep-07	155.1	161.9	4.40	162.26	4.61
Jun-07	145.2	149.0	2.59	147.65	1.69
Mar-07	166.0	157.9	-4.83	162.75	-1.93
Dec-06	305.7	294.0	-3.82	289.51	-5.30
Sep-06	185.0	156.9	-15.21	156.02	-15.67
Jun-06	166.7	159.2	-4.52	159.81	-4.15
Mar-06	186.3	178.0	-4.41	183.25	-1.62
Dec-05	337.9	315.0	-6.76	308.84	-8.59
Sep-05	159.3	167.8	5.32	166.56	4.55
Jun-05	147.1	150.6	2.41	153.40	4.29
Mar-05	142.4	165.9	16.51	163.75	15.01
Dec-04	212.4	221.3	4.19	219.14	3.18
Sep-04	102.0	103.4	1.37	102.25	0.25
Jun-04	78.0	87.8	12.56	87.17	11.76
Mar-04	82.7	82.1	-0.73	81.69	-1.23

EPS

Quarter	Mean	Actual	% Surp	AJE'd	% Surp
Dec-07	$0.13	$(0.15)	-215.38	(0.14)	-211.39
Sep-07	$(0.39)	$(0.20)	-48.72	(0.21)	-46.26
Jun-07	$(0.65)	$(0.58)	-10.77	(0.57)	-11.91
Mar-07	$(0.83)	$(0.91)	9.64	(0.92)	10.37
Dec-06	$(0.85)	$(2.15)	152.94	(2.15)	153.02
Sep-06	$(0.82)	$(1.19)	45.12	(1.19)	45.37
Jun-06	$(0.86)	$(0.78)	-9.30	(0.78)	-9.69
Mar-06	$(0.64)	$(0.82)	28.13	(0.79)	23.40
Dec-05	$(0.05)	$(0.33)	560.00	(0.36)	613.25
Sep-05	$(0.51)	$(0.66)	29.41	(0.67)	31.12
Jun-05	$(0.22)	$(0.10)	-54.55	(0.08)	-63.82
Mar-05	$(0.12)	$(0.22)	83.33	(0.23)	90.89
Dec-04	$0.08	$0.12	50.00	0.11	39.24
Sep-04	$(0.19)	$(0.16)	-15.79	(0.17)	-8.91
Jun-04	$(0.15)	$(0.13)	-13.33	(0.14)	-8.96
Mar-04	$(0.17)	$(0.14)	-17.65	(0.14)	-16.76

Additionally, we have never provided formal guidance. All earnings expectations come from analysts’ own models, and therefore we place less emphasis on achieving market expectations, since we do not provide them.

Does the misstatement change a loss into income or vice versa?

No.  Based on the table shown above, the misstatement is sufficiently immaterial to not cause a loss to change into income or vice versa.

Does the misstatement concern a specific segment or portion of the business?

No.  Note that although the SEC comment letter only addresses direct sales, we appropriately analyzed both direct and fulfilment partner sales, as we are the primary obligor for both types of sales.

Does the misstatement affect compliance with regulatory requirements?

No.  The misstatement does not affect compliance with regulatory requirements.

Does the misstatement affect compliance with loan covenants or other contractual requirements?

No.  The impact of the misstatement has been deemed to be immaterial to our results and does not affect any loan covenants for its outstanding convertible debt and lines of credit.

Does the misstatement have the effect of increasing management’s compensation?

No.

Does the misstatement involve the concealment of an unlawful transaction?

No.

Did the misstatement result in significant positive or negative market reaction?

No. We disclosed the estimated cumulative effect of the error related to the correction in our Q4 and FY 2007 earnings release and conference call on January 30, 2008. The stock price has not moved significantly since the earnings release date. Therefore, we believe that recording the cumulative adjustment in Q4 2007 would not affect a reasonable investor making an investment decision. In addition, analyst reports published subsequent to the earnings release made no mention of the cumulative adjustment or the correction. Therefore, we believe that recording the full adjustment in Q4 2007 was not an issue of concern to analysts.

Was the misstatement made intentionally pursuant to actions to manage earnings?

No.

EXHIBIT D

Overview/History

Overstock went public in May 2002 at $13.00/share. From inception through 2005, we grew at revenue multiples in excess of the industry (60%-100%, while industry growth was approx. 25%-30%). However, during that period we did not reach GAAP profitability as we were building infrastructure ahead of growth. (As a retailer, our website/IT infrastructure and warehouse/customer service operations must be built to handle not just normal daily volume, but the huge spike in volume that occurs in November/December). Additionally, we believed that if we could grow at revenue multiples in excess of the industry while running within a couple percentage points of breakeven, it was in our best long-term interest to increase scale and market share.

In 2005-2006, our internally developed systems had reached their capacity, so we made major investments in systems infrastructure (capital expenditures of approximately $100 million) for the next stage of growth.  However, in 2006, growth abruptly stopped, and we went from growing 60% in 2005 to shrinking 1% in 2006.  As a result, in 2006 our net loss was $102 million, which was more than all of our previous cumulative losses.  In 2007, we made major improvements, and by Q3 2007, losses had shrunk significantly (loss of less than $5M in the quarter), and we generated positive EBITDA and had positive growth (3%) for the first time in several quarters.

As a result of the improvements that had taken place over the first three quarters of 2007, both our internal and market expectations pointed toward a GAAP profitable Q4 2007. In an effort to further accelerate growth in Q4, we decided to invest additional amounts in television and other brand advertising.  We announced this decision in early November. However, competition was intense among e-retailers during the holiday season, and growth did not increase as we had anticipated (just 4% growth for the quarter). In addition, gross margins contracted and marketing expense increased due to a high level of promotions and the additional investment in marketing, including the television and other brand advertising.

Therefore, in mid-December, we announced that the Q4 2007 might not be profitable.  We, along with most of our internet retail peers, had seen a drop in stock prices for macro concerns during the fourth quarter already, but after our announcement, our stock dropped even more. By the time of our earnings call at the end of January 2008, the stock was trading at a four-year low (below the May 2002 IPO price).  Although the overall 2007 financial results were much improved from 2006, sales growth was again negative (2%) for the year, and the annual loss was $43.3 million.

Question 1: During 2006 and 2007, what have we communicated to shareholders to be most important to our business?

With significant losses during 2006-2007, management’s focus in quarterly earnings releases and earnings calls has not been on net income, but on improvements in areas further up the income statement that demonstrate progress towards profitability.

In summary, the main themes communicated by management during 2006 were:

•                  Fixing operational processes

•                  Fine-tuning new systems (following large investments in system infrastructure)

•                  Reduction of inventory levels (and potentially warehouse space)

•                  Improved marketing efficiency by improved site technology and site design

•                  Cost reduction (headcount, office space, data center space, etc.)

The main themes communicated during 2007 were:

•                  Rightsizing operating expenses / restructuring

•                  Improvements in gross profit and contribution profit

•                  Increasing marketing efficiency

•                  Increased inventory turns/efficiency

•                  Focus on EBITDA due to high depreciation expense

•                  Positive operating cash flows

An outline of management’s key points of discussion from each earnings release and conference call for Q4 2006 and each of the 2007 quarterly periods is included later in this exhibit. Also included are the questions that the sell-side analysts asked during those conference calls. This gives some insight into the topics the analysts were interested in at the time. A brief overview of the sell-side analyst notes follows in the next section.

Question 2: During 2006 and 2007, what have sell-side analysts said was most important to our business?

In 2002 through 2005, although we were unprofitable, most sell-side analysts valued us based on a revenue multiple, since we were growing at multiples in excess of the rest of the industry, with the belief that if we could grow to reach scale we would become profitable.

When our growth slowed significantly in 2006-2007, in addition to using revenue, sell-side analysts began to value us based on gross profit multiples, trend of fundamentals and the path to positive EBITDA. A multiple of EBITDA is currently the most standard measure of valuation in the industry.

However, with no formal guidance (we have never given formal guidance, only directional guidance and therefore there can be a big range among analysts expectations), sell-side analysts’ future expectations were quite subjective, and our stock price was quite volatile.

2006

In 2006, the main points communicated by sell-side analysts were:

•                  A concern regarding increased inventory levels and decreased liquidity based on large investments in systems and infrastructure while the Company was unprofitable. In Q1 2006, we borrowed $20 million on our inventory line, and many analysts believed we would likely need to raise additional capital to reach self-funding status.

•                  For the business to work, many analysts believed we needed to improve marketing efficiency and reduce the cost of acquiring new customers. Many analysts believed we still needed to invest in technology, to innovate to stay up with the competition, while reducing marketing spend. Analysts did not believe that we could reduce marketing spend without impacting growth.

•                  Value had historically been based on the fact that revenue growth was outpacing the industry. However, many analysts were concerned that we had gone from growing 2-3 times the industry to flat growth within a short period of time (from 2005 to 2006)

2007

In 2007, sell-side analysts were less concerned about liquidity following two successful equity raises in 2006, so the key points published by these analysts shifted to the following:

•                  Analysts became more positive as results improved as we had predicted. Gross margins and marketing efficiency expanded in the first three quarters, and we showed discipline in lowering operating expenses and managing our inventory by turning it more quickly.

•                  They also cheered our focus on the fulfillment partner business (which requires no inventory/capital), and seamed pleased to see us generate positive EBITDA in non-Q4 periods (Q2 excluding the one-time restructuring charges and in Q3). Our cash position improved throughout the year as well, and concerns about liquidity risk all but vanished, at least for the near term.

•                  Many analysts viewed the sale of our travel subsidiary as a positive sign that the business was refocusing on its core internet retail operations.

•                  However, analysts were still concerned that revenue was not growing while the industry was growing 20%-25%. As we cut marketing expenses, some analysts expressed doubt that we would be able to reaccelerate growth on these lower levels of advertising.

•                  Analysts did like our efforts to right size our cost structure through restructuring, which included reducing headcount, office space, data center space and warehouse capacity in 2007. As the year went on, however, there was some concern that we were under-investing in the business and that this may hurt our ability to compete in the future.

•                  The analyst target price for the stock slowly increased during the year as results improved mainly on improved cost controls and expanding gross margins (from $13.50 in Q1 to $23.00 in early Q4).

•                  In Q4, after our announcement that we were increasing our marketing budget for Q4, analysts were disappointed because it appeared to them that we were reverting back to spending marketing dollars rather than investing in technology.

•                  Overall, analysts remain concerned about a lack of sales growth when compared to industry growth.

An outline of the key points and quotes from each of the analyst’s notes that were published on Thomson Financial’s First Call from Q4 2006 through Q1 2008 (January) is also included later in this exhibit. It is organized chronologically by analyst.

Question 3: Historically, what has moved the stock price?

In 2007, we note that positive changes in our stock price appeared to relate to the following:

•                  Improvements in the financial results (Q1-Q3).

•                  Favorable rulings in the Rocker and Prime Broker lawsuits.

•                  Announcement by the SEC that the Regulation SHO grandfather was to be eliminated. Note: We did see a significant increase in our stock price as the amount of failures-to-deliver in our stock decreased in August and September 2007.

Negative changes to our stock price appeared to relate the following:

•                  Missing earnings expectations (Q4).

•                  Resignation of board members or key management personnel.

•                  Macro retail trends, particularly since the sub-prime mortgage crash, and when overall sentiment about the retail industry is bearish.

Additionally, the stock is closely held, with insiders and our three largest institutions (shareholders since 2005) holding nearly 63% of the 23.8 million shares outstanding, and of the 8.9 million shares remaining, 4.5 million are sold short (reported on 1/31/08). This high short interest and relatively low public float contribute to the higher volatility our shares tend to experience. The table below shows our current share ownership based on company and public filings.

Holder Name	Position	Value ($)	%O/S	Report Date	Source
BYRNE PATRICK MICHAEL	6,825,514	77,401,329	28.65	12/1/05	Company information
Other Insiders	262,847	2,980,685	1.10	3/31/06	Company information
Total Insiders, Family and Friends	7,088,361	80,382,014	29.76
Hamblin Watsa Investment Counsel Ltd.	3,388,774	38,428,697	14.23	09-30-07	13F Form
Chou Associates Management, Inc.	2,323,999	26,354,149	9.76	07-28-06	13G
AXA Investment Managers Paris SA	2,123,623	24,081,885	8.91	09-30-07	13F Subfiler
Barclays Global Investors NA (CA)	1,573,727	17,846,064	6.61	09-30-07	13F Form
Touchstone Investment Managers LLC	542,000	6,146,280	2.28	09-30-07	13F Form
Dimensional Fund Advisors, Inc.	474,620	5,382,191	1.99	09-30-07	13F Form
Goldman Sachs & Co.	374,472	4,246,512	1.57	09-30-07	13F Subfiler
Lee, Danner & Bass, Inc.	373,034	4,230,206	1.57	09-30-07	13F Form
Vanguard Group, Inc.	363,084	4,117,373	1.52	09-30-07	13F Form
Morgan Stanley & Co., Inc.	360,564	4,088,796	1.51	09-30-07	13F Subfiler
State Street Global Advisors	267,062	3,028,483	1.12	09-30-07	13F Form
Scion Capital LLC	250,000	2,835,000	1.05	09-30-07	13F Form
TIAA-CREF Asset Management LLC	167,189	1,895,923	0.70	09-30-07	13F Combined
Quadrangle Equity Management LLC	166,000	1,882,440	0.70	09-30-07	13F Form
Ecofi Investissements SA	156,392	1,773,485	0.66	06-29-07	Sum of Funds
Top 10 Institutions	11,897,897	134,922,152	49.95
Other Institutions	3,556,979	40,336,142	14.93
Difference	1,277,763	14,489,832	5.36
TOTAL	23,821,000	270,130,140

Source: FactSet Research, Company information. Value is based on closing price of $11.34 on February 14, 2008

In summary, significant daily moves in our stock price can be attributed to days when we release financial results, provide other financial information such as a pre-announcement, or provide other significant news. Analyst upgrades, downgrades or other comments often cause big moves as well.

Summary and Conclusion

•                  We have had a history of losses (we have never had a profitable year). Although much improved from the $102M loss in 2006, the $43M loss in 2007 was still the second biggest annual loss we have ever had.

•                  We lost $3.5M in the fourth quarter (again when the expectation was to achieve positive GAAP profits). If we were to record the cumulative effect of this correction in Q4 2007, it would reduce revenue from $305M to $297M (from 4% growth to 1% growth) and from $773M to $766M for the year (no change in growth percentage). In addition, this would increase our loss on the quarter from $3.5M to $4.7M, and the annual loss from $43.3M to $44.5M.

Management Discussion Points in Financial Releases and Conference Calls Q4 2006 through Q4 2007

Q4 2006

Earnings announcement (February 5, 2007)

1.                         revenue declined due to:

a.                         lower traffic (lower S&M)

b.                        lack of improvement in conversion

2.                         aggressively cut prices on inventory to clear it out

a.                         margins were hurt as a result

b.                        necessary step-company is healthier as a result

c.                         inventory balance of $20 mil, much lower than year ago

d.                        inventory turns will improve

3.                         cash is OK, raised additional $40 million in quarter

4.                         expense structure is too big

a.                         started restructuring effort to right-size expenses

5.                         expect 2007 results to improve

a.                         immediate and substantial gross margin improvement

b.                        lower S&M expenses

c.                         lower tech

Earnings conference call (February 5, 2007)

1.                         end of a washout, rebuilding year

2.                         infrastructure is under control, turned and working very well.

a.                         Customer service is working well.

b.                        Logistics is done

c.                         IT is solid

d.                        Marketing needs more work

3.                         expense structure is not. We need to right-size the expenses for $800 mil business

a.                         We have shed staff

b.                        Need to fix rent and systems

4.                         conversion rates were poor

5.                         margins were terrible, but will improve — direct should be higher than partner in 2007

6.                         we have converted inventory to cash

a.                         inventory turns are up, we are much more efficient

7.                         depreciation expense are large % of tech expense

8.                         summary: we are trying to be more profitable, willing to trade lower growth for higher profitability

9.                         analyst questions

a.                         When will conversion get better?

b.                        Did you hurt Q4 2007 by marking things down so significantly this year?

c.                         Can you get to contribution margins of 10%?

d.                        Marketing efficiency: if you are sourcing less, will your marketing get better? Are you cutting branding or online? Branding?

e.                         Long term business model: 20%, 5%, 5%, 5%, 5%, etc.?

f.                           Is repeat business improving?

g.                        Direct vs. partner gross margins. Can direct be higher than partner?

h.                        BMVG business as % of mix.

i.                            Restructuring: Please discuss the co-location facility.

j.                            How much capital do you need to run the business in the long term?

Q1 2007

Earnings announcement (April 25, 2007)

1.                         business is improving

a.                         gross margin/contribution margin up sharply

b.                        Fixed costs are contracting

Earnings conference call (April 25, 2007)

1.                         general point: company is back on the rails. Issues are largely fixed

2.                         inventory turns up sharply- more efficient

3.                         core margin improvement

a.                         still some inventory to move, headwind for margins going forward

4.                         S&M% down

5.                         will market smarter… not step on the gas to grow

6.                         contribution margin: close to 10% goal.

7.                         restructuring

a.                         warehouse

b.                        headcount

c.                         sold SkiWest. Focus is on core business

8.                         close to EBITDA breakeven in Q1. never happened before

a.                         EBITDA is a good proxy for cash right now

b.                        CAPEX spending down significantly

c.                         Cash burn has decreased dramatically

9.                         analyst questions

a.                         When will revenue growth reaccelerate?

b.                        How do you keep S&M expense below 7%?

c.                         Where will direct margins go?

d.                        Why are you confident SKU count can increase on partner side?

e.                         What categories will drive revenue growth?

f.                           What is happening to traffic?

g.                        Are you going to integrate Google checkout?

h.                        Guidance on operating expenses.

i.                            Is it sustainable to significantly reduce capex over the long term?

Q2 2007

Earnings announcement (July 31, 2007)

1.                         positive operating cash flow for qtr and TTM

2.                         positive EBITDA (excl. restructuring)

3.                         17.7% gross margins an historical best

4.                         12.3% contribution margins also an historical best

Earnings conference call (July 31, 2007)

1.                         BLUF:

a.                         Margins at record highs

b.                        Marketing is much more efficient, 2x over last year

c.                         G&A/tech expense structure rationalized

d.                        Operating on 1/5th the inventory from recent past

e.                         We feel we have tightened things down much more quickly than people expected

2.                         gross margins have more room for improvement

a.                         however, focus will be in gross profit dollars, not margins

b.                        with new skus driving that

3.                         marketing costs much lower than before, big driver in contribution margin

4.                         contribution margin: “this is where the real driver in the business is. This is the big, big improvement

5.                         growth will return in contribution dollars, then gross profit, then revenue

6.                         restructuring:

a.                         largely done now, should go away in the future

b.                        also eliminated travel, mexico, byoj. Focusing on the core business

7.                         EBITDA: makes sense to look at this now… lots of depreciation

a.                         Generating cash (excl restructuring)

8.                         significant depreciation, will fall out of Tech/G&A in 2007/2008

9.                         analyst questions

a.                         Update on product mix

b.                        What drove improvement in gross margin, what is target for core/partner?

c.                         Why not focus more on the partner business than the direct… it is less variable?

d.                        What is runrate for tech exp in 2007 and 2008?

e.                         How do you differentiate your partner business from amazon and ebay, etc.?

f.                           When will revenue start to grow?

g.                        When will you be gaap profitable?

h.                        How do you set prices on site. Would you consider having multiple vendors for same product to promote competition?

i.                            Would you consider dramatically increasing SKUs on the site?

Q3 2007

Earnings announcement (October 19, 2007)

1.                         positive EBITDA, first time in non-Q4

a.                         validation that profitable business model is emerging

b.                        focus on profit vs. growth

2.                         return to positive revenue growth despite S&M% half of one year ago

3.                         expenses are tight

4.                         selection is expanding

5.                         operations are strong

6.                         customer service is excellent

Earnings conference call (October 19, 2007)

1.                         positive growth on half the marketing spend

2.                         positive EBITDA

a.                         good leading indicator of emerging business model (profits over growth)

3.                         positive TTM operating cash flows

a.                         cash flows out in front of profit because we have so much depreciation

4.                         confident these will all improve from here

5.                         operating expenses are declining, starting to see operating leverage

6.                         gross margins higher, inventory turns higher, S&M expenses much lower

7.                         contribution margin shows that the business model is improving. Discipline on all levels of the income statement

8.                         contribution dollars growing at “hypergrowth”

9.                         “survival questions are put to rest. We are accumulating cash. We’re generating a nice cash flow and I think it only goes up from here”

10.                   should be GAAP profitable in Q4 and 2008

11.                   analyst questions

a.                         Why sequential drop in gross margins?

b.                        Will direct business have higher margins than partner business?

c.                         Why be in the direct business if profits on partner business are higher, and no capital is at risk?

d.                        Is your mimimal capex spend sustainable and the company still able to compete?

e.                         Quarterly run rate for legal costs.

f.                           What marketing programs show best ROI?

g.                        Where are conversion rates now, and what is the long term goal?

h.                        When do you expect to switch back to a more growth focus?

i.                            What is driving the improvement in marketing efficiency? Cutting offline?

j.                            How significant is new product selection on the site? What about new partners? What impact will that have on conversion rates and AOS?

k.                         How much do you plan to spend on S&M in Q4?

l.                            Where do you think cash will end the year?

Q4 2007

Earnings announcement (January 30, 2008)

1.                         positive free cash flows and operating cash flows (ttm)

2.                         EBITDA positive for two consecutive quarters

3.                         cash on hand of $147M

4.                         Q4 results weren’t as strong as we had hoped

5.                         2007 was a very good year

6.                         turnaround in contribution and gross profit is happening. Revenue growth will be next area of focus

7.                         having returned to cash generating position, positive EBITDA is relief

8.                         review of some recent distinctions

Earnings conference call (January 30, 2008)

1.                         2007 Operating cash flow was positive, free cash flows were positive

2.                         2007 gross margins a historical best

3.                         2007 contribution margin a historical best

4.                         #4 in customer service in NRF/Amex survey

5.                         growth strategy: first in contribution, then gross profits and then revenue.

6.                         gross margins in Q4 were under pressure from mix and competitive issues

7.                         spent a lot more on marketing in Q4, and didn’t get the results we had expected

8.                         operating expenses are shrinking and revenue has started to grow… operating leverage

9.                         increasing our investment in technology going forward

10.                   we need growth to generate leverage in the business

11.                   EBITDA… big improvement over 2006. positive in Q4, slightly negative for the year, but we anticipate having positive EBITDA years going forward

12.                   positive cash flows. FCF will be more important than EBITDA going forward

13.                   inventory is running much more efficiently than in prior years

14.                   customer service — NPS

15.                   lawsuit update

16.                   change in revenue recognition: ship date to est. delivery date

17.                   investor questions:

a.                          Types of marketable securities held on the balance sheet?

b.                         Is the $46 million in excess cash the Company estimates it will not need to use to pay partners or to build working capital as the year progresses?

c.                          Is the $2.7 million in CapEx sustainable? Will you spend more in 2008?

d.                         Talk about your stock buy-back program.

e.                          Talk about the incremental marketing spend late in the quarter- why and was it effective?

f.                            What is going on in the retail environment? What happened in Q4 and hat you see in Q1, and what that means for — a recessionary environment means for Overstock?

g.                         Are Amazon, and the 3rd party sellers on Amazon becoming more of the threat?

h.                         What is Overstock’s strategy for Canada?

i.                             Do you feel Overstock will have to return to the Capital Markets for liquidity in 2008 or 2009?

j.                             You said on TV that you would make $5-$10M in EBITDA in Q4. You didn’t… what happened?

Analyst Comments

Q4 2006 through Q1 2008

Stifel Nicolaus notes, Analyst Scott Devitt

1.                         December 11, 2006

a.                         Company will need external capital to continue in near term

b.                        Price competition from amazon, google checkout, etc, are having a negative impact on gross margins

c.                         Company has been very promotional during holiday season, another negative for margins

2.                         February 5, 2007

a.                         Significant miss to revenue and eps and gross margins

b.                        Expect gross margins to expand to 16% in 2007

c.                         Company might be able to get to self funding status if it executes flawlessly over the next few years.

d.                        Company is working to get there through the following:

a.                          Lowering inventory

b.                         Exiting excess capacity agreements

c.                          Rightsizing fixed costs

e.                         Depreciation expense is large portion of fixed tech costs

f.                           Management expects to spend less on S&M

3.                         April 25, 2007

a.                         Miss revenue, exceeded eps excluding restructuring and gross margins

b.                        Expect gross margins will get to 16.5%

c.                         Concerned about declining revenue, particularly in light of reduced S&M spend

4.                         July 23, 2007

a.                         Company has averted liquidity risk due to material reduction of inventory and rationalization of cost structure

b.                        Cash levels in the past year up from $58 to $79 million

c.                         Estimate company will be profitable on EBITDA basis in 2009

d.                        Uphill battle to prove the business will work long term. Is the company relevant to shoppers?

e.                         No longer a liquidity event

5.                         July 31, 2007

a.                         Results continue to improve following 18 months of deteriorating trends

b.                        Most important were:

a.                          Gross margin improvement to 17.7%

b.                         Contribution margin improvement

c.                          EBITDA ex restructuring of $2mil

d.                         Early indication that top-line might start to show YoY growth in Q3

c.                         Liquidity risk has past

6.                         August 15, 2007

a.                         “The return of discipline to OSTK operations and the associated restructuring is why we adjusted our rating to Hold from Sell”

b.                        “Focus on the core business. Continue to build the overstock business — add SKU’s and third party sales. No more non-core acquisitions, please”

c.                         “the inventory drain and its associated focus on third-party sales have removed the need for incremental equity or debt capital at this time”

d.                        “selection is key to lowering marketing costs, increasing conversion rates…”

7.                         October 16, 2007

a.                         Downgrade to sell from hold because price of stock was ahead of improvements in the business

b.                        We plan to continue monitoring proof of concept areas such as

a.                          Customer acquisition costs

b.                         Margin expansion/cost controls

c.                          Increases in selection and improvements to customer experience

8.                         October 19, 2007

a.                         Gross profit margins have peaked

b.                        Operating expenses have troughed

c.                         Not sure directional improvements can be sustained

d.                        Positive EBITDA is attributed to depreciation and lack of capital spending

e.                         Gross margins for direct business continue to lag partner business

9.                         October 22, 2007

a.                         “We believe OSTK has the capacity to grow 10%-13% or 7-to-10 percentage points below ecommerce, unless it begins to reaccelerate investment spend in a competitive market.”

b.                        “Currently, at a run rate of operating expenses in the 19% range, we believe Overstock to be underinvesting in its business to catch up with its outsized growth from 1999-2005 (leaving the company capital constrained) and that the company risks future growth due to its recent underinvestment.”

10.                   November 7, 2007

a.                         “We believe it to be a positive event that OSTK has decided to invest back in the business with a marketing campaign as the consumer value proposition has improved in the past year; however, we prefer investments long-term to be focused in product development, infrastructure, technology, and intellectual capital. In our view, the most successful ecommerce franchises do not need to advertise on TV because their value propositions are compelling on an independent, organic basis.”

11.                   November 28, 2007

a.                         Raise rating from sell to hold

b.                        Intermediate growth contraints a negative

c.                         “We would become more positive on OSTK shares given any signs that it can grow its business, on an organic basis, at or near domestic eCommerce growth levels”

12.                   December 10, 2007

a.                         Lowering revenue, EBITDA and EPS estimates

13.                   January 30, 2008

a.                         “Downside to our estimate is attributable to lower than expected revenue coupled with higher than expected operating expenses for the quarter, specifically sales and marketing”

b.                        “The company posted positive EBITDA of $2.2 million, significantly lower than our estimate”

Piper Jaffray notes, Analyst Aaron Kessler

1.                         November 7, 2006

a.                         Significant miss due to poor conversion, inventory clearance, 1x charges

b.                        Expense rationalization step in right direction; eases concerns over liquidity

c.                         Marketing efficiency continues to decline but continues to be main concern

a.                          No assurances company can improve marketing efficiency

b.                         Company needs to cut S&M to under 7%

d.                        Fundamentals likely bottomed, still long way from profits

2.                         April 26, 2007

a.                         Miss on revenues offset by improved cost structure

b.                        Need to see reacceleration in revenue and more efficient marketing

c.                         Gross and EBITDA margins improved and exceeded estimates

d.                        Company will be challenged to reaccelerate revenues will spending 7% or less on S&M

3.                         August 1, 2007

a.                         Improved bottom line performance through improved cost controls

b.                        Gross margin expands while S&M% declines

c.                         Positive EBITDA for first time in 6 quarters

d.                        Incrementally positive given improved cost controls and more efficient marketing

e.                         Waiting to see if company can reaccelerate revenue growth in cost efficient manner

4.                         October 22, 2007

a.                         Positive revenue growth and better cost controls = path to profitability

b.                        Incrementally positive given improved cost controls and vastly more efficient marketing

c.                         Look for revenue acceleration in 2008

First Albany (Broadpoint Capital) notes, Analyst Bill Lennon

1.                         February 6, 2007

a.                         Upgrade from Sell to Neutral

b.                        Company missed revenue and EPS estimates significantly due to inventory flush

2.                         October 19, 2007

a.                         Notable annual improvements: gross margin, average order size, and customer acquisition cost.

b.                        Negatives included declining new customer additions

3.                         December 6, 2007

a.                         Decreasing estimates to reflect $5M branding spend

b.                        “OSTK’s first foray into TV was costly, and we will believe that this time around will be more successful when we see it.”

CIBC World Markets note, Analyst Paul Keung

1.                         February 6, 2007

a.                         Company missed revenue and EPS due to “ballooning” op ex.

b.                        See no immediate cash concerns due to $40M equity raise in Dec.

c.                         Maintain Sell due to long-term profitability and liquidity concerns

2.                         April 25, 2007

a.                         Weak revenue, improvements in margins and sales & marketing efficiency a positive

3.                         August 1, 2007

a.                         “Overstock’s 2Q results were better than expected, driven by better discipline on the both cost and inventory side.”

b.                        “The upside was due to higher avg order size and y/y gross margin expansion”

c.                         “Mgt’s recent initiatives have led to improved operating trends, including lower mktg costs (-230bps y/y), higher inventory turns (12.4x vs 3.9x in 2Q06). Operating loss as a % of revenues in FY07 should narrow from 8% to 4.9% on higher gross margins and lower sales/mktg costs.”

d.                        “Operating cash flow was positive for 2Q as well as trailing 12 months, while cash & marketable securities of $93M should be enough to sustain the company through the 3Q inventory build for the holiday season.”

e.                         “Excluding restructuring charges, the operating loss was $7.3 million for the quarter, compared to consensus of $14.2 million, driven by marketing efficiencies and operational restructuring. EBITDA for the quarter was $2 million, turning positive after several quarters of negative EBITDA.”

4.                         September 24, 2007

a.                         New analyst coverage

b.                        Positives: brand equity, revised strategy appears to be working (Internal controls are improving: buyer discipline and inventory controls should mean improved operational results)

c.                         Negatives: Historically high marketing spend, but “with lower marketing spend, the company has seen correlating lower sales”, “Execution on balancing growth with profitability has been a challenge for Overstock”

5.                         October 19, 2007

a.                         OSTK reported a better than expected 3Q, with revenues and GAAP EPS beating consensus

b.                        “Gross margins improved per improvements in inventory management and mix shift; a 50% y/y reduction in sales & marketing expense as a percentage of sales drove EBITDA growth”

c.                         Operating cash flows and FCF

6.                         November 6, 2007

a.                         Spending incremental $5M on branding

b.                        “We are reducing our estimates for Q4:07 and 2008, as it is now evident that marketing efficiency is still elusive.”

c.                         “[W]e are reducing our operating forecasts and FCF expectations.”

d.                        “While OSTK has been looking to improve conversion rates (and reduce lower quality traffic), we believe this announcement regarding OSTK’s additional ad spend may be an indication that the declines in marketing spend over the last several quarters have not been without impact. We look for an increase in marketing expenditure to potentially boost traffic patterns”

7.         December 10, 2007

a.                         “As Expected, A Promotional Holiday Season; Reducing Estimates Again”

b.                        “[G]iven that the December quarter accounts for 41% of expected C2007E revenues, 64% of C2007E EBITDA, and virtually all of C2007E positive free cash flow, we believe this quarter could provide more meaningful evidence of a sustainable model.”

c.                         “We continue to be cautious given that evidence of the business model’s ability to sustain profitable growth is not yet obvious”

Lehman Brothers note, Analyst Doug Anmuth

1.                         February 6, 2007

a.                         Operating loss was much steeper than our estimate

b.                        “Weak traffic trends, lower than expected conversion rates, and lack of efficiency in marketing spend hurt qtr and remain a concern. We believe topline growth will remain a challenge in ‘07 and losses will likely persist.”

2.                         April 25, 2007

d.                        “OSTK posted 1Q results which provided some indication that the company is making progress toward creating a leaner cost structure and flushing out slow-selling inventory. Specifically, mktg expenses and gross margins were better than expected.”

e.                         Revenues still weak, traffic is down significantly

f.                           “It remains unclear whether OSTK can find enough marketing efficiencies to restore revenue growth and acquire new customers in an online environment where intense competition continues to drive customer acquisition costs higher.”

g.                        Shift continues away from direct business and into partner

3.                         August 1, 2007

a.                         “OSTK posted 2Q results above expectations, demonstrating that the company is making continued progress toward creating a leaner cost structure and inventory levels. Specifically, OSTK saw leverage in sales & marketing and gross margins.”

b.                        “Co conts to focus more on Partner biz (71% of 2Q net sales) & less on Direct (29% of net revs), where it holds inventory. This trend should cont,

although mgmt strives to have both grow & noted Direct could potent make come-back in ‘08.”

4.                         October 19, 2007

a.                         “OSTK posted 3Q results above expectations, returning to sales growth and posting $4.1M in EBITDA on gross margin improvement & cost discipline, and providing further evidence that the company is successfully shifting toward the higher-margin fulfillment partner business, which involves less inventory risk.”

b.                        “OSTK saw significant leverage in sales & marketing and gross margins.”

Merrill Lynch note, Analyst Justin Post

1.                         February 6, 2007

a.                         “Overstock reported another disappointing quarter with results well below ML and consensus estimates”

b.                        “Objective for Overstock over next two years should be to demonstrate that the company can make progress toward breakeven operating margins, which will be difficult without a meaningful improvement in repeat visitor rates”

c.                         “With $128mn in cash on balance sheet at the end of 4Q, we estimate Overstock has liquidity to fund losses through 2008.”

d.                        Positives: partner business remains steady, rationalizing operations and facilities

e.                         Negatives: customer acquisition costs are overhang, margin leverage unlikely to meet management expectiation (contribution >10%)

2.                         April 26, 2007

a.                         Revenues lower than expected, but loss was better

b.                        Mix continues to shift to partner

c.                         “We believe increasing partner revenue mix is negative for stock valuation, as Overstock has less control of customer relationships and long-term margins from partner sales.”

d.                        Marketing efficiency: “Despite average order value increasing 6% y/y to $109 and progress improving gross margins through better inventory management, Overstock continues to generate negative operating margins on each new customer order, making repeat customer orders crucial for long-term margin growth.”

e.                         “Restructuring efforts (12% lower headcount) and facility consolidation (total warehouse capacity down 50%) have helped to improve Overstock’s expense and cash flow outlook.”

3.                         August 1, 2007

a.                         “Beat top and bottom line expectations: Overstock reported better than  expected revenue and EPS due primarily to partner revenue mix, improving gross margins, and improved marketing efficiency.”

b.                        “EBITDA (ex. Restructuring charges) of $1.8mn was positive for the first time in the company’s history due to 170bp q/q improvement in gross margin and a 180bp reduction in marketing cost. Although gross margins might be sustainable due to increasing partner mix, we do not believe the company can maintain its current 5.3% marketing margin and drive growth.”

c.                         “Overstock had fallen far behind the state or the art in e-commerce data analysis and marketing efficiency and is just now seeing the benefits of analytic tools and search engine optimization. Better understanding of visitor behavior has helped the company raise contribution margin to above 12% this quarter from 9% in 1Q07 while lowering customer acquisition costs by 13% y/y and 19% q/q.”

d.                        October 22, 2007

a.                          “Overstock reported better-than-expected revenue and EPS due to increasing partner revenues (+22%) and improved marketing efficiency.”

b.                         “EBITDA (ex. restructuring charges) was above our estimate primarily due to lower marketing spend.”

c.                          “Overstock had 3% y/y rev growth on 49% lower marketing spend showing much improved business efficiencies. (Customer acquisition costs fell 43% y/y.) Marketing efficiencies and larger inventory levels from partners appear to be driving higher revenue-per-customer”

d.                         “Cash flow is inflated in 2007” Capex, marketing

4.                          December 10, 2007

a.                          After two quarters of better-than-expected results on improving margins trends, Overstock’s CEO indicated the company will miss street 4Q estimates on price discounting and higher marketing spending.”

b.                         “Visibility remains low on long-term profitability” Gross profits, EBITDA, EPS

5.                          January 30, 2008

a.                          “Despite resetting expectations lower in mid-December, Overstock missed consensus 4Q estimates”

b.                         “Added marketing spend in quarter did not accelerate holiday revenue growth”

c.                          “Margin leverage trends stalling”

d.                         We are lowering 2008 revenues and EBITDA expectation

e.                          “Despite improvements in the company’s gross margin and operating expense controls over the last few quarters, 4Q results give us little confidence that long-term business improvements are taking shape.”

EXHIBIT E

The proposed revenue recognition disclosure to be included in our 2007 Form 10-K

Revenue recognition.  We derive our revenue primarily from two sources: direct revenue and fulfillment partner revenue, including listing fees and commissions collected from products being listed and sold through the Auctions tab of its Website as well as advertisement revenue derived from its cars listing business.  The Company has organized its operations into two principle segments based on the primary source of revenue: Direct revenue and Fulfillment partner revenue (see Item 15 of Part IV, “Financial Statements”—Note 3 — Business Segments”).

From our inception through the third quarter of 2007, we recorded revenue based on product ship date. In the fourth quarter of 2007, we determined that we should not have recorded revenue until the delivery date. We performed a detailed analysis of this error and the impact of recording the cumulative effect of the error in the fourth quarter of 2007, and have determined that the impact of the correction is immaterial to the fourth quarter of 2007 and to all prior periods.

As a result, in accordance with Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), we recorded the cumulative effect of this correction in the fourth quarter of 2007. This change resulted in a deferral of $7.8 of revenue (including $2.1 million of direct revenue and $5.7 million of fulfillment partner revenue), and a decrease in cost of goods sold of $6.6 million ($1.8 million direct and $4.8 million fulfillment partner), which reduced gross profit and net income by $1.2 million (see Item 15 of Part IV, “Financial Statements” —Note 2 — “Summary of Significant Accounting Policies” — “Revenue Recognition”).  Prospectively, we will make a deferral each quarter based on estimated product delivery date.

Revenue is recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or the service has been provided; (3) the selling price or fee revenue earned is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. Revenue related to merchandise sales is recognized upon delivery to and acceptance by our customer.  We estimate delivery date based on transit time information provided by our shipping carriers. The delivery date is typically one to six business days from the date of shipment.

We evaluate the criteria outlined in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When we are the primary obligor in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, revenue is recorded gross. If we are not the primary obligor in the transaction and amounts earned are determined using a fixed percentage, revenue is recorded on a net basis.  Currently, the majority of both direct revenue and fulfillment partner revenue is recorded on a gross basis, as we are the primary obligor.